

HERITAGE
COMMERCE CORP

March 8, 2011

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements.   The forward-looking statements could be affected by many factors, including but not limited to: (1) Competition for loans and deposits and failure to attract or retain deposits and loans; (2) Local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including but not limited to the allowance for loan losses; (3) Risks associated with concentrations in real estate related loans; (4) Changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) The effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) Stability of funding sources and continued availability of borrowings; (7) Our compliance with and the effects of the regulatory Written Agreement the Company and Heritage Bank of Commerce, its subsidiary bank, have entered into with their regulators; (8) The effect of changes in laws and regulations with which the Company and Heritage Bank of Commerce must comply, including, but not limited to any increase in FDIC insurance premiums; (9) Our ability to raise capital or incur debt on reasonable terms; (10) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (11) Future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (12) The impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (13) The impact of the Dodd Frank Wall Street Reform and Consumer Protection Act signed by President Obama on July 21, 2010; (14) The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (15) Changes in the deferred tax asset valuation allowance in future quarters; (16) The costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (17) The ability to increase market share and control expenses; and (18) Our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Profile

- **Relationship Banking Strategy**
  - A community business bank that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Closely held businesses that are small to medium in size
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, churches
  - Homeowner associations
  - Commercial property and asset management



- **Well-positioned in three affluent counties in Northern California**
  - HTBK ranks fourth in asset size and deposit market share amongst regional banks headquartered in Santa Clara County or the San Francisco East Bay[1]

[1]Source: FDIC deposit market share data as of 6/30/10 and SNL Financial.

2010 Highlights

- **Raised $75.0 million of capital**

- **Goodwill impairment of $43.2 million**

- **Problem real estate loan sale of $31.0 million and related charge-offs and writedowns of $15.0 million**

- **Return to profitability in 3Q10 & 4Q10**

- **Significant improvement in classified assets**
    - Classified assets decreased to $91.8 million at 12/31/10 from $175.9 million at 9/30/09

- **Significant Reduction in real estate loan concentrations**
    - Real estate loans reduced by $181.5 million since 12/31/09, of which $120.5 million was in land and construction

Heritage Snapshot

HERITAGE COMMERCE CORP


Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

- **Financial Highlights 12/31/10**
  - Total Assets $ 1.2 billion
  - Total Loans $846.0 million
  - Total Deposits $993.9 million
  - Total Stockholders' Equity $182.2 million
  - CPP Preferred $ 38.6 million
  - Tangible Common Equity $121.0 million
  - TCE/TA 9.7%
  - Tier 1 RBC Ratio 19.7%
  - Total RBC Ratio 20.9%
  - Loans/Deposits 85.1%
  - Yield on Earning Assets(1) 4.31%
  - Cost of Deposits(1) 0.62%
  - Cost of Funds(1) 0.81%
  - Net Interest Margin(1) 3.59%
  - Efficiency Ratio(1) 75.65%
  - 4Q10 Net Income(1)(2) $ 1.7 million

(1) For the quarter ended 12/31/10
(2) Before dividends and discount accretion in preferred stock

HERITAGE COMMERCE CORP

Strong Deposit Base (in $000's)

December 31, 2010


Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered

December 31, 2009


Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered

December 31, 2010		
Demand, noninterest-bearing	$280,258	28%
Demand, interest-bearing	153,917	16%
Savings and money market	272,399	27%
Time deposits - under $100	33,499	3%
Time deposits - $100 and over	137,514	14%
Time deposits - CDARS	17,864	2%
Time deposits - brokered	98,467	10%
	$993,918	100%

December 31, 2009		
Demand, noninterest-bearing	$260,840	24%
Demand, interest-bearing	146,828	13%
Savings and money market	295,404	27%
Time deposits - under $100	40,197	4%
Time deposits - $100 and over	129,831	12%
Time deposits - CDARS	38,154	4%
Time deposits - brokered	178,031	16%
	$1,089,285	100%

Diversified Loan Portfolio (in $000's)

December 31, 2010



December 31, 2009



■ Commercial	■ CRE - Owner Occupied
■ CRE - Investor/Other	■ Land & Construction
■ Equity Lines	■ Consumer & Other

■ Commercial	■ CRE - Owner Occupied
■ CRE - Investor/Other	■ Land & Construction
■ Equity Lines	■ Consumer & Other

December 31, 2010

Commercial	$378,412	45%
CRE - Owner Occupied	191,627	23%
CRE - Investor/Other	145,830	17%
Land & Construction	62,356	7%
Equity Lines	53,697	6%
Consumer & Other	14,127	2%
Total	$846,049	100%

December 31, 2009

Commercial	$427,177	40%
CRE - Owner Occupied	210,532	19%
CRE - Investor/Other	190,199	18%
Land & Construction	182,871	17%
Equity Lines	51,368	5%
Consumer & Other	7,966	1%
Total	$1,070,113	100%

Improving Credit Quality (in $000's)



Excellent Capital Ratios

Total Risk-Based Capital Ratio (%)



Tier 1 Risk-Based Capital Ratio (%)



Leverage Ratio (%)



Tangible Common Equity/Tangible Assets (%)



Quarterly Results

Net Interest Margin



Loan Yield & Cost of Deposits



[2] Net Income(Loss)
(in $000's)



Total Noninterest Expense and Salaries & Benefits
(in $000's)



[1] **excludes $43.2 mm impairment of goodwill in 2Q 2010**
[2] **before dividends and discount accretion in preferred stock**

2011 Tactical Initiatives

HERITAGE
COMMERCE CORP

- **Asset Quality and ALLL**

  - Maintain Classified Assets to Tier 1 Capital + ALLL ratio < 50%

  - Maintain ALLL to nonperforming loans ratio > 75%

  - Continue to reduce NPA's

- **Stay Focused on Customer - Relationship Banking Approach**

  - Maintain solid deposit base

- **Increase C & I and SBA Market Share**

  - Introduce new loan products (Asset Based Lending, Professional Lines of Credit)

  - Add local SBA sales people

- **Improve Earnings**

  - Improve net interest margin through investing excess FRB balances and increased loan repricing

  - Increase fee income

  - Continue to reduce costs and improve efficiency ratios

Contact Information

HERITAGE
COMMERCE CORP



Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK